Item 27. Exhibit (d)(3)

Pacific Life Insurance Company [700 Newport Center Drive Newport Beach, CA 92660 (800) 722-4448 www.PacificLife.com]

MARKET VALUE ADJUSTMENT RIDER

Pacific Life Insurance Company, a stock company, (hereinafter referred to as “we”) has issued this Rider as a part of the annuity Contract to which it is attached.

The terms defined in the Contract will have the same meaning when used in this Rider. All other terms and conditions of your Contract remain unchanged by this Rider. All provisions of the Contract that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the Contract, the provisions of this Rider shall prevail over the provisions of the Contract. If the Contract is terminated, this Rider will automatically terminate.

Capitalized terms in this Rider have their meanings defined herein. Capitalized terms that are not defined in this Rider are defined or described in the Contract to which this Rider is attached, including any endorsements or other riders attached to the Contract.

This Rider adds a Market Value Adjustment (MVA) provision and formula to your Contract. The initial MVA Term is set forth in the Contract. At the end of the initial MVA Term and each subsequent MVA Term thereafter, you will have the option to select another MVA Term of the same duration. If you do not select another MVA Term upon the expiration of the then-current MVA Term, you will not be permitted to elect future MVA Terms. Renewal rates for Fixed Account Option interest rate and Index-Linked Option Cap Rates, Trigger Rates, Tiered Participation Rates, and Participation Rates may vary depending on whether an MVA Term is renewed and may be lower if the MVA is not renewed. Note that if any of the below referenced Indices are discontinued or if the calculation of any of the Indices are substantially changed, we will substitute a comparable Index, subject to state approval as applicable. We will notify the Owner and any assignee of the substituted Index before it is used.

THE AMOUNTS WITHDRAWN MAY BE ADJUSTED UP OR DOWN BASED ON THE MARKET VALUE ADJUSTMENT FORMULA SPECIFIED IN THIS RIDER.

RIDER SPECIFICATIONS

Rider Effective Date: [The Contract Date as shown in the Contract Specifications]

Market Value Adjustment (MVA) – A full or partial Withdrawal of the Contract Value before the end of the initial MVA Term or before the end of any subsequent MVA Term that is renewed may be adjusted up or down by an applicable MVA.

The formula for calculating the MVA is as follows:

where:

W - The sum of the total Withdrawal from the Fixed Account Option Value, plus the reduction in the Index-Linked Option Investment Base from each Index-Linked Option as a result of the Withdrawal adjusted for the Index-Linked Option Budget;

20-1409	1

f - Is the Free Withdrawal Amount. In each Contract Year during the Withdrawal Charge Period, [10%] of the total Purchase Payments, less previous Withdrawals taken during the Contract Year. For each Contract Year during a subsequent MVA Term, [10%] of the Contract Value on the Contract Anniversary corresponding to the start of the MVA Term less any Withdrawal taken during the Contract Year;

J - [Is the average of the [J.P. Morgan 5-Year US Liquid Index] yield and the [J.P. Morgan 7-Year US Liquid Index yield] [as of the business day prior to withdrawal*]];

I - [Is the average of the [J.P. Morgan 5-Year US Liquid Index] yield and the [J.P. Morgan 7-Year US Liquid Index yield] [as of the business day prior to Contract Date or as of the business day prior to the date that an MVA Term is renewed]]; and

N – Is the number of complete months remaining in the MVA Term.

The yields for the [J.P. Morgan 5-Year US Liquid Index] and the [J.P. Morgan 7-Year US Liquid Index] will be obtained on a regular basis such as weekly, semi-weekly, monthly or other frequency used in the future. [J.P. Morgan 5-Year US Liquid Index] and the [J.P. Morgan 7-Year US Liquid Index] are the current Indices. Either or both Indexes could change if the [J.P. Morgan 5-Year US Liquid Index] and/or and the [J.P. Morgan 7-Year US Liquid Index] is no longer appropriate for the MVA. Any change in Indices would, if required, first be filed with the state for approval.

If the value of J is higher than I, then the MVA will reduce the amount withdrawn. If the value of I is higher than J, then the MVA will increase the amount withdrawn.

The MVA is applied prior to the deduction of any applicable withdrawal charges, rider charges, premium taxes and/or other taxes. The MVA will be applied proportionately to each Interest Crediting Option selected for Withdrawal, unless otherwise requested by you and agreed upon by us.

*The Index’s yield will be made available by us, for example, through our publicly available website or our toll-free customer service line.

Waiver of MVA – The MVA does not apply to the following:

(a)	Cancelations of the Contract during the Right to Cancel period;

(b)	Withdrawals that qualify as Free Withdrawals under the Free Withdrawals provision of your Contract;

(c)	Withdrawals after the MVA Term if an MVA Term renewal is not elected;

[

(d)	Distributions of Death Benefit proceeds;

(e)	Withdrawals designated to meet required minimum distributions for Qualified Contracts and inherited IRAs as they apply to amounts held under the Contract;

(f)	Withdrawals after the first Contract Year, if the Owner or Annuitant in the case of a Non-Natural Owner, has been diagnosed on or after the Contract Date as having a medically determinable condition indicating life expectancy of twelve (12) months or less and we are provided with medical evidence satisfactory to us;

(g)	Withdrawals after ninety (90) days from the Contract Date if the Owner or Annuitant in the case of a Non-Natural Owner, has been confined to an accredited nursing home for thirty (30) days or more and was not confined to the nursing home on the Contract Date. Confinement period for which you seek the waiver must begin after the Contract Date;

(h)	Withdrawals after ninety (90) days from the Contract Date if the Owner or Annuitant in the case of a Non-Natural Owner, has been confined to an accredited facility that provides skilled nursing care and/or long-term care services for thirty (30) days or more and was not confined to the facility on the Contract Date. Confinement period for which you seek the waiver must begin after the

20-1409	2

Contract Date;

(i)	Compliant Withdrawals under any available guaranteed minimum withdrawal benefit rider, if elected; or

(j)	Annuitization during the MVA Term, if available.]

All other terms and conditions of your Contract remain unchanged.

PACIFIC LIFE INSURANCE COMPANY

[
	President and Chief Executive Officer	Secretary ]

20-1409	3